

Mail Stop 3561

July 31, 2017

<u>Via E-mail</u>
Jason LeBlanc
Chief Financial Officer
Yamana Gold Inc.
Royal Bank Plaza, North Tower
200 Bay Street, Suite 2200
Toronto, Ontario M5J 2J3

Re: **Yamana Gold Inc.**
Form 40-F for the Year Ended December 31, 2016
Filed March 29, 2017
File No. 001-31880

Dear Mr. LeBlanc:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Rufus Decker for

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel and Mining